December 6, 2005
FOLEY & LARDNER LLP
ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
617.342.4000 TEL
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www.foley.com

WRITER’S DIRECT LINE
617.342.4027
pbroude@foley.com EMAIL

CLIENT/MATTER NUMBER
058767.0101

VIA EDGAR AND OVERNIGHT MAIL

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Scopus Video Networks Ltd.
Registration Statement on Form F-1
Filed November 18, 2005
File No. 333-129804

Dear Mr. Spirgel:

On behalf of Scopus Video Networks Ltd. (“Scopus” or the “Company”), we are responding to the comments of the Division of Corporation Finance as set forth in your letter dated November 29, 2005 with respect to the above referenced filing. Each of the comments is reproduced below, followed by the corresponding response that we have been authorized to make on behalf of Scopus.

Scopus has filed today an Amendment No. 1 to the above referenced Registration Statement on Form F-1 in response to your comments, and to update certain information. We have enclosed three marked copies of the amendment.

Form F-1

1.
Please file or provide us with a draft copy of your legality opinion with your next amendment. We must review this document before the registration statement is declared effective, and we may have additional comments.

Response.

In response to the Staff’s comment, a draft of the legality opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Company, has been filed as Exhibit 5.1 to the Company’s Form F-1 as amended and filed via EDGAR today.

2.	We note that Messrs. Anghel, Silver and Tamir will be elected to your board of directors effective upon the sale of the shares in the offering. See Rule 438 of Regulation C.

Response.

In response to the Staff’s comment, the Company has filed the signed consents of Messrs. Anghel, Silver and Tamir as Exhibits 23.5, 23.6 and 23.7 to its Form F-1, as amended and filed via EDGAR today.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

3.
We remind you to have your auditor remove the legend appearing at the top of their report and consent. Please file a clean, properly signed and dated audit report and consent in an amendment to your Form F-1 prior to making your request for effectiveness.

Response.

In response to the Staff's comment, a clean, properly signed and dated audit report and consent has been filed in the amendment to the Company's Form F-1 filed via EDGAR today.

*      *      *      *      *

Please contact us if we can provide further information or clarification.

Very truly yours,

/s/ Paul D. Broude

Paul D. Broude

cc:	Daniel Zimmerman, Staff Attorney
David Mahlab, Chief Executive Officer
Gene Kleinhendler, Esq.
Bruce A. Mann, Esq.
Aaron M. Lampert, Esq.